UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-8
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
LEGG MASON, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	**52-1200960**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

100 International Drive
Baltimore, Maryland 21202

(Address, including zip code, of principal executive offices)

Registrant's telephone number, including area code: **(410) 539-0000**

Legg Mason, Inc. 1991 Omnibus Long-Term Compensation Plan

(Full title of the plan)
Thomas C. Merchant
Vice President and General Counsel - Corporate
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
410-539-0000

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐ Non-accelerated filer ☐   Smaller reporting company ☐

DEREGISTRATION OF SECURITIES

On December 16, 1992, Legg Mason, Inc. (the "Registrant") filed a registration statement on Form S-8, File No. 33-55814 (the "Registration Statement"), with the Securities and Exchange Commission which registered 1,000,000 shares of the Registrant's common stock, $.10 par value ("Common Stock"), reserved for issuance under the Legg Mason, Inc. 1991 Omnibus Long-Term Compensation Plan (the "Plan").

This Post-Effective Amendment No. 1 is being filed to deregister all authorized shares of Common Stock reserved for issuance under the Plan that have not yet been issued under the Registration Statement.

Accordingly, the Registrant hereby deregisters the Common Stock that has not been and will not be issued under the Plan. Upon effectiveness hereof, no shares of Common Stock remain registered under the Registration Statement for issuance under the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: October 19, 2011   By: /s/ Mark R. Fetting_____
                                             Chairman of the Board, President
                                             and Chief Executive Officer
                                             (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Mark R. Fetting Mark R. Fetting	Chairman, President and Chief Executive Officer	October 19, 2011
/s/ Peter H. Nacthwey Peter H. Nachtwey	Senior Executive Vice President and Chief Financial Officer	October 19, 2011
/s/ Harold L. Adams Harold L. Adams	Director	October 19, 2011
/s/ Robert E. Angelica Robert E. Angelica	Director	October 19, 2011
/s/ Dennis R. Beresford Dennis R. Beresford	Director	October 19, 2011
/s/ John T. Cahill John T. Cahill	Director	October 19, 2011
/s/ Barry W. Huff Barry W. Huff	Director	October 19, 2011
/s/ John E. Koerner, III John E. Koerner, III	Director	October 19, 2011
/s/ Cheryl Gordon Krongard Cheryl Gordon Krongard	Director	October 19, 2011
/s/ Scott C. Nuttall Scott C. Nuttall	Director	October 19, 2011
/s/ Nelson Peltz Nelson Peltz	Director	October 19, 2011
/s/ W. Allen Reed W. Allen Reed	Director	October 19, 2011
/s/ Margaret Milner Richardson Margaret Milner Richardson	Director	October 19, 2011
/s/ Kurt L. Schmoke Kurt L. Schmoke	Director	October 19, 2011
/s/ Nicholas J. St. George Nicholas J. St. George	Director	October 19, 2011